P&O PRINCESS CRUISES PLC
                    BOARD SUCCESSION

                   26th September 2002

The Board of P&O Princess Cruises plc ("P&O Princess") announces that it has asked Lord Sterling, who was scheduled to retire from the Board on 22nd October, to continue as Chairman until the position of the Group, following the regulatory process, is concluded.

His agreement follows the Board being informed by Mr.
Peter Foy, currently Deputy Chairman, that he wishes to stand down from that role for personal reasons, but will continue as a non-executive Director. Sir John Parker, currently a non-executive Director, will take over as Deputy Chairman, with immediate effect.

Commenting on his decision, Lord Sterling said:

"I am sad that Peter Foy has decided that he is unable to take over from me as Chairman, but am glad that he will remain on the Board. I am pleased that Sir John Parker will take over as Deputy Chairman. We approach a pivotal phase for the future of the company and I am more than prepared to see it through."

Sir John Parker said:

"I am delighted that Lord Sterling has agreed to stay on as Chairman until the current situation is resolved. I look forward to working closely with him and with our CEO, Peter Ratcliffe."



Enquiries:


Brunswick
John Sunnucks
Sophie Fitton
+44 (0) 20 7404 5959